EXHIBIT 99.1

Crucell Announces Malaria Vaccine Program in Collaboration with New York University, Walter Reed Army Institute of Research and GlaxoSmithKline

Initial results expected by end of this year

LEIDEN, The Netherlands, Oct. 22, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that its vaccine candidate against malaria will undergo testing and collaborative development in two programs involving three leading research organizations, all with a long history of working in the field of malaria. Initial results are expected by the end of this year.

The new malaria vaccine candidate is the fourth vaccine that Crucell is developing as part of an expanding portfolio of products against infectious diseases. The three others are vaccines against West Nile virus, Ebola and influenza (flu). All of Crucell's vaccines are being developed using the company's PER.C6(TM) cell line production technology. Like the company's Ebola vaccine candidate, the malaria vaccine candidate is based on Crucell's patented adenovirus vector technology. It consists of an adenovirus vector carrying the gene for the Circumsporozoite protein (CSP) from the malaria parasite.

Crucell's first malaria vaccine program collaboration is with the Department of Medical and Molecular Parasitology at New York University (NYU). The efficacy of Crucell's malaria vaccine candidate will be tested in NYU's mouse malaria model, which uses the mouse malaria parasite Plasmodium yoelii. The research group at NYU, led by Dr. Moriya Tsuji, has shown in earlier studies that adenovirus vectors carrying CSP, either as a stand-alone or in combination with other CSP vector systems, protect against malaria in the Plasmodium yoelii- mouse model.

The second collaborative program is with the Walter Reed Army Institute of Research (WRAIR) and GlaxoSmithKline Biologicals (GSK). The two parties, together with Crucell, have entered into a Cooperative Research and Development Agreement (CRADA) to evaluate Crucell's vaccine candidate directed against the human malaria parasite Plasmodium falciparum. Crucell's vaccine candidate will be tested as a stand-alone or in combination with GSK's malaria vaccine candidate, called RTS,S, and formulated in a GSK proprietary adjuvant, AS01B.

The GSK malaria vaccine candidate RTS,S, formulated in a different adjuvant AS02A, has been shown to confer partial protection to human volunteers in both a laboratory challenge model conducted at WRAIR and under natural challenge conditions in a field study conducted in the Gambia. The tests conducted under the CRADA are designed to assess whether a combination of the GSK vaccine candidate with Crucell's vaccine candidate can lead to improved results.

The Army Malaria Vaccine Program at the WRAIR, led by COL Gray Heppner, is the most active malaria vaccine development program in the world. With industry and NGO partners, WRAIR scientists have developed and evaluated more than 20 malaria vaccine candidates. Visit http://wrair-www.army.mil for further details about WRAIR.

Malaria is one of the top three killers among communicable diseases. Each year there are between 300 and 500 million clinical cases of malaria, leading to the deaths of one to three million people.

Crucell expects the first protection results from the studies with NYU by the end of this year. The first results from the studies with WRAIR and GSK are expected in the second quarter of 2004.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing biopharmaceuticals that combat infectious diseases. Toward this aim, Crucell develops vaccines and antibodies and licenses its PER.C6(TM) production technology to pharmaceutical and biotechnology companies worldwide. Crucell has partnered with the U.S. National Institutes of Health (NIH) for the development of an Ebola vaccine, and is also developing West Nile and Influenza vaccines based on PER.C6(TM). The company's licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell has an alliance with contract manufacturer DSM Biologics for the large-scale production of monoclonal antibodies and recombinant proteins based on Crucell's PER.C6(TM) technology. Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF-file of the press release please click on the attachment below: http://hugin.info/132631/R/921440/124338.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Communications Manager
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com